Exhibit 99.2

Mitteldeutsche Braun-
kohlengesellschaft mbH,
Theissen

Report on the audit of the financial statements for the years ended December 31, 2002, 2001 and 2000 in accordance with German GAAP and on the audit of the US GAAP reconciliations for the year ended December 31, 2002

Mitteldeutsche Braunkohlengesellschaft mbH

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
MIBRAG mbH
Theissen, Germany

We have audited the accompanying consolidated balance sheets of Mitteldeutsche Braunkohlengesellschaft mbH and its subsidiaries (MIBRAG or Group) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Germany and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIBRAG as of December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Germany.

Generally accepted accounting principles in Germany vary in certain significant respects from generally accepted accounting principles in the United States of America. We have audited the effect of applying accounting principles generally accepted in the United States of America on the results of operations for the year ended December 31, 2002 and on shareholders’ equity as of December 31, 2002. We have not audited these effects on the results of operations for the years ended December 31, 2001 and 2000 and on the shareholders’ equity as of December 31, 2001. In our opinion, the effect of applying accounting principles generally accepted in the United States of America on the results of operations for the year ended December 31, 2002 and shareholders’ equity as of December 31, 2002 are fairly presented in Note C to the consolidated financial statements.

/s/	DELOITTE & TOUCHE GmbH
DELOITTE & TOUCHE GmbH

Halle, Germany
June 6, 2003

Mitteldeutsche Braunkohlengesellschaft mbH

Consolidated Statements of Income
in thousands of Euro (TEUR)

	Year ended December 31,
	2002	2001	2000
Sales revenue	298,056	306,392	272,221
Changes in inventories	(6,474)	(13,014)	1,675
Own costs capitalized	3,481	1,605	502
Other operating income	43,557	16,396	14,371
Total performance	338,620	311,379	288,769

Cost of materials	84,848	73,048	65,032
Personnel expenses	91,904	84,628	93,352
Depreciation on intangible and tangible fixed assets	67,704	45,820	49,059
Other operating expenses	46,828	70,032	62,880
Total operating expenses	291,284	273,528	270,323

Operating result	47,336	37,851	18,446

Income from associated company and from companies in which participations are held	927	202	2,310
Income from financial assets	2,175	2,495	2,771
Depreciation on financial assets and short term investments	(1,379)	(1,296)	0
Interest income	16,859	5,763	6,943
Interest expense	(24,360)	(13,526)	(14,563)
Net income from ordinary activities	41,558	31,489	15,907

Income taxes	14	6	42
Other taxes	1,802	1,458	1,287
Net income	39,742	30,025	14,578

See accompanying Notes to Consolidated Financial Statements,

Mitteldeutsche Braunkohlengesellschaft mbH

Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	Note	2002	2001
ASSETS
Non-current assets
Intangible assets
Concessions, trade marks, patents and licenses	B, E, F	247,709	8,029

Property, plant and equipment
1. Land and mining property	B, E, G	176,160	41,948
2. Buildings	B, G	51,304	51,851
3. Strip mines	B, G	38,023	39,160
4. Technical equipment and machinery	B, G	204,959	206,672
5. Factory and office equipment	B, G	23,810	24,273
6. Payments on account and assets under construction		6,056	9,422
		500,312	373,326
Financial assets
1. Participations (including associated company)	B, H	12,223	12,088
2. Loan receivable from participation	B, I	6,374	6,749
3. Other loan receivables	B, J	22,548	27,149
		41,145	45,986

Total non-current assets		789,166	427,341

Overburden	B, K	145,307	151,832

Current assets
Inventories
1. Raw materials and supplies	B	6,069	5,941
2. Finished goods	B	1,744	1,693
		7,813	7,634
Receivables and other assets
1. Trade receivables	B, L	31,160	43,191
2. Receivables from enterprises in which participations are held	B	460	596
3. Other assets	B	48,565	12,115
		80,185	55,902
Investments
Other investments	B, M	72,286	68,390

Cash and cash equivalents	B	29,902	34,880

Total current assets		190,186	166,806

Prepaid expenses		6,042	2,982
TOTAL ASSETS		1,130,701	748,961

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH

Consolidated Balance Sheets
in thousands of Euro (TEUR)

		At December 31,
	Note	2002	2001
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity
Subscribed capital		30,700	30,678

Capital increase not yet effective		0	22

Capital reserve		293,221	292,043

Balance Sheet Profit: TEUR 27,790; 2001: TEUR 38,500
Less: Interim dividend paid: TEUR 24,000; 2001: TEUR 38,382		3,790	118

Minority interest		(42,569)	(44,529)
thereof net income for the year:
TEUR 10,774 (2001: TEUR 10,054)
Total Shareholders’ Equity		285,142	278,332

Special item for investment subsidies and incentives	B, E	374,145	13,216

Provisions
1. Accruals for pensions and similar obligations	B, N	13,651	12,665
2. Taxation accruals	O	491	749
3. Environmental and mining provisions	B, P	183,669	179,069
4. Other accruals	Q	18,465	15,541
		216,276	208,024
Liabilities
1. Liabilities to banks	B, R, T	179,624	197,060
2. Trade payables	B, T	63,094	20,864
3. Payables to participations	B, T	2,268	2,695
4. Other payables	B, S, T	10,145	28,766
		255,131	249,385
Deferred income
		7	4
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,130,701	748,961

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH

Consolidated Statements of Cash Flows
in thousands of Euro (TEUR)

	Year ended December 31,
	2002	2001	2000
Net income for the year	39,742	30,025	14,578
Depreciation on tangible, intangible and financial assets	67,704	46,807	49,059
Write-up of tangible assets	0	(659)	0
Increase in medium-and long-term accruals	8,103	5,085	4,464
Other non-cash income and expenses	(20,919)	(1,379)	(1,714)
Cash earnings according to DVFA/SG	94,630	79,879	66,387

Increase/decrease in overburden	6,525	12,592	(2,876)
Gains/losses from disposal of assets	5	(608)	(2,466)
Increase/decrease in inventories, trade receivables and other assets	(27,522)	14,401	(7,626)
Increase in trade payables and other liabilities	12,611	4,557	5,587
Cash flow from operating activities	86,249	110,821	59,006

Capital expenditures on fixed assets	(41,294)	(21,308)	(35,169)
Proceeds from disposal of fixed assets	5,623	5,673	4,686
Acquisition of securities	(5,272)	(12,575)	(7,968)
Proceeds from disposals of securities			21,672
Cash flow used by investing activities	(40,943)	(28,210)	(16,779)

Withdrawals by investors	0	22	0
Disbursements to minority shareholders	(8,814)	(8,546)	(8,020)
Disbursements to shareholders (dividends and distributions)	(24,118)	(43,305)	(13,452)
Cash outflow from repayment of bank loans	(17,352)	(15,805)	(13,862)
Cash flow used by financing activities	(50,284)	(67,634)	(35,334)

Change in cash and cash equivalents	(4,978)	14,977	6,893
Opening balance of cash and cash equivalents	34,880	19,903	13,010
Closing balance of cash and cash equivalents	29,902	34,880	19,903

Supplemental information:
Income taxes paid	13	6	42
Interest paid	12,251	13,318	14,423

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH

Consolidated Statements of Shareholders’ Equity
in thousands of Euro (TEUR)

	Subscribed capital	Capital increase	Capital reserve	Balance sheet profit/ net profit	Minority interest	Total

Balance as of January 1, 2000	30,678		317,007	3,988	(44,643)	307,030

Net income 2000				7,952	6,626	14,578
Transfer from capital reserve			(6,586)	6,586		0
Distributions				(13,452)		(13,452)
Disbursements to minority shareholders					(8,020)	(8,020)
Balance as of December 31, 2000	30,678		310,421	5,074	(46,037)	300,136

Net income 2001				19,971	10,054	30,025
Transfer from capital reserve			(18,378)	18,378		0
Distributions				(43,305)		(43,305)
Disbursements to minority shareholders					(8,546)	(8,546)
Capital increase not yet effective		22				22
Balance as of December 31, 2001	30,678	22	292,043	118	(44,529)	278,332

Capital increase	22	(22)				0
Net income 2002				28,968	10,774	39,742
Transfer to capital reserve			1,178	(1,178)		0
Distributions				(24,118)		(24,118)
Disbursements to minority shareholders					(8,814)	(8,814)
Balance as of December 31, 2002	30,700	0	293,221	3,790	(42,569)	285,142

See accompanying Notes to Consolidated Financial Statements

NOTE A                                                  ORIGINATION AND NATURE OF BUSINESS

ORIGINATION: For decades, raw brown coal is being mined in the Mid-German area by Mitteldeutsche Braunkohlengesellschaft mbH (“MIBRAG” or “MIBRAG mbH”) and its predecessors. The current MIBRAG mbH was created from the split-up of MIBRAG AG, which had been previously owned by the Treuhandanstalt (the German government privatization agency), into three separate entities. Effective January 1, 1994 a consortium comprising of NRG Energy, Inc. (“NRG”), Washington Group International Inc. (formerly Morrison Knudsen Corporation) (“Washington Group”) and PowerGen plc. (“PowerGen”) jointly acquired 99 % of the active mining, power generation and related assets and liabilities from the Treuhandanstalt through its Dutch holding company, MIBRAG B.V. The remaining 1 % was transferred on December 18, 1996 from the German government privatization agency to Lambique Beheer B.V., Amsterdam, a subsidiary of NRG, WGI Netherlands B.V. (formerly Morrison Knudsen B.V.), Amsterdam, and PowerGen Netherlands B.V., Amsterdam in equal portions (1/3%) for each partner. In April 2001 Washington Group and NRG performed a share buyback of PowerGen’s 33 % interest in MIBRAG; thus, resulting in Washington Group and NRG each owning 50 % of MIBRAG.

NATURE OF BUSINESS: The operations of MIBRAG mbH include two open-cast brown coal mines in Profen and Schleenhain and rights on future mining reserves. Operations also include over 200 mega watts of power generation and one coal briquette factoring plant. A significant portion of the sales of MIBRAG is made pursuant to long-term coal and energy supply contracts.

NOTE B                                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of MIBRAG mbH and subsidiaries have been prepared in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany (“German GAAP”). German GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Application of US GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity as of December 31, 2002 and 2001 to the extent summarized in note C to the consolidated financial statements.

The figures shown in the following notes are stated in thousand of Euros (TEUR).

PRINCIPLES OF CONSOLIDATION: All material companies in which MIBRAG has legal or effective control are fully consolidated. In 2002, MIBRAG consolidated 6 (2001: 6, 2000: 6) domestic subsidiaries.

One significant investment, the Mitteldeutsche Umwelt- und Entsorgungs GmbH, Braunsbedra (“MUEG”), in which MIBRAG has an ownership interest of 50%, is accounted for in accordance with the equity method. This investment is referred to as an associated company in these financial statements.

All other investments are included at cost and are referred to as participations in these financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

TOTAL COST METHOD: The income statement has been presented according to the total cost (or type of expenditure) format as commonly used in Germany. According to this format, production and all other expenses incurred during the period are classified by type of expenses.

REVENUE RECOGNITION: The Company recognizes revenues from sales of products at the time persuasive evidence of an arrangement exists, delivery has occurred (either upon shipment or at time of final acceptance by the end customer), the price to the customer is fixed, and collection is reasonably assured. When these four conditions are met, the Company recognizes revenues as it considers that revenues are realizable or realized and earned. Service revenue consists primarily of training, maintenance, and installation services and is recognized as the services are provided.

INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost and are amortized on a straight-line basis over their respective useful lives (3 to 25 years).

Property, Plant And Equipment: Property, plant and equipment acquired is recorded on the basis of acquisition or manufacturing cost, including capitalized mine development costs, and subsequently reduced by scheduled depreciation charges over the assets’ useful lives as follows: buildings - 3 to 40 years, technical facilities and machinery - 4 to 25 years and facilities, factory and office equipment - 5 to 10 years. Maintenance and repair costs are expensed as incurred. Depreciation is computed principally by the straight-line method. Low value items are expensed in the year of acquisition. Opportunities for special tax deductible depreciation were utilized for both book and tax purposes in 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

Impairment tests of long-term assets are made when conditions indicate a possible loss. If an impairment is indicated, the asset is written down to its estimated fair value. If, at a later date, the conditions leading to impairment no longer exist, the impairment loss is reversed up to the value of such assets, if the asset had not been impaired.

Investments: The long-term loans and investments are recorded at cost.

OVERBURDEN: Overburden represents the costs of removing the surface above a coal field subsequent to the initial opening of the field to the extent that the removal exceeds what is needed for the current year’s coal extraction. These are costs incurred in advance in respect of future coal production. The overburden is valued on an average cost basis.

INVENTORIES: Inventories are carried at the lower of average or market cost. Obsolescence provisions are made to the extent that inventory risks are determinable.

SECURITIES: Securities held as fixed assets as well as marketable securities are valued individually at cost or at lower quoted or market values.

RECEIVABLES AND OTHER ASSETS: All receivables are valued at cost, reduced for appropriate valuation allowances.

Cash AND CASH EQUIVALENTS: Cash and cash equivalents include short-term, highly-liquid investments with remaining maturity dates of three months or less at the time of purchase.

INVESTMENT GRANTS: To support the acquisition of certain tangible assets, investment allowances and subsidies were granted by the German federal government and the states of Saxony and Saxony-Anhalt. The application, conditions and payments of investment grants are ruled by German law and regulations. Investment allowances and subsidies received and formally claimed are credited to the special item account. The special item is amortized into income over the normal operating useful lives of the underlying assets to which the allowances and subsidies relate.

ACCRUAL FOR PENSION OBLIGATIONS: This accrual refers to one-time off-payments to non-tariff employees to which MIBRAG is committed on one side and to the compensation for lost pension credits to which MIBRAG is obliged if employees agree to take part in the Company’s early retirement program on the other side. The valuation is based on the net present value of the liability, assuming an interest rate of 6 % per annum. Insurance policies were entered into to cover MIBRAG’s obligation in the case that MIBRAG will not be solvent at the due dates of the payment.

ENVIRONMENTAL AND MINING PROVISIONS: Accruals for environmental and mining-related matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and utilization progress or as additional technical or legal information becomes available.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash, accounts payable and receivable as well as short-term borrowings approximates book value because of the short maturity period and interest rates approximating market rates. The Company has determined the estimated fair value of long-term debt by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

LIABILITIES: Liabilities are shown at their repayment amounts.

RESEARCH AND DEVELOPMENT: Research and development (“R&D”) costs are expensed as incurred.

As of January 1, 2002 MIBRAG acquired rights to transportation services of a railway company

(TEUR 251,710) by partially waiving rights for future payments from the privatization agreement against the former shareholder Treuhandanstalt and debt of TEUR 8,963. The waiver of claims is presented on the balance sheet as deferred income in the line item special item for investment subsidies and incentives.

Per Share Amounts: Per share amounts are not disclosed in the financial statements. MIBRAG is a nonpublic enterprise.

NOTE C                                                  SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The MIBRAG consolidated financial statements comply with German GAAP, which differs in certain respects from US GAAP. The significant differences that affect consolidated net income and shareholders’ equity of MIBRAG are set out below.

I.  Application of the purchase method of accounting

The German GAAP financial statements include the historical cost book values of assets transferred from a predecessor company.

The acquisition of 99 % of the shares in MIBRAG mbH on January 1, 1994 by MIBRAG B.V. was accounted for using the purchase method of accounting. The purchase price adjustments to the historical cost basis have been pushed down to MIBRAG mbH for purposes of the reconciliation to US GAAP. The excess (TEUR 387,183) of the fair value of the net assets acquired over the purchase price was proportionally allocated to reduce the value assigned to non-current assets, excluding long-term investments.

Reconciliation to US GAAP

The following is a summary of the significant adjustments to net income for 2002, 2001 and 2000 and to shareholders’ equity at December 31, 2002 and December 31, 2001, which would be required if US GAAP had been applied instead of German GAAP.

		Year ended December 31,
		2002	2001	2000
	Note	TEUR	(unaudited) TEUR	(unaudited) TEUR
Net income as reported in the consolidated income statement under German GAAP		39,742	30,025	14,578

Adjustments required to conform with US GAAP:
Fixed assets	(1)	2,563	2,988	4,598
Relocation accruals	(2)	84	1,845	802
Investment in power plants	(3)	(2,961)	(3,299)	(3,546)
Interest capitalization	(4)	(463)	(1,064)	(221)
Receivable/payables at non-market interest rates	(5)	(501)	(523)	(516)
Overburden	(6)	14,984	17,813	7,813
Environmental and mining provisions	(7)	458	473	5,569
Pension obligations	(8)	871	(251)	0
Other	(9)	418	426	404
Unrealized holding gains and losses	(10)	(261)	261	0
Net income in accordance with US GAAP		54,934	48,694	29,481

		Year ended December 31,
		2002	2001
	Note	TEUR	(unaudited) TEUR
Shareholders’ equity as reported in the consolidated balance sheet under German GAAP		285,142	278,332

Adjustments required to conform with US GAAP:
Fixed assets	(1)	115,157	112,962
Relocation accruals	(2)	19,615	19,424
Investments in power plants	(3)	(66,808)	(72,685)
Interest capitalization	(4)	4,714	5,177
Receivables/payables at non-market interest rates	(5)	0	501
Overburden	(6)	(34,483)	(49,467)
Environmental and mining provisions	(7)	(16,764)	(17,222)
Accrued liabilities	(8)	(10,226)	(10,226)
Pension obligations	(8)	620	(251)
Other	(9)	(7,316)	(7,710)
Unrealized holding gains and losses	(10)	0	(261)
Shareholders’ equity in accordance with US GAAP		289,651	258,574

Reporting of statement of shareholders’ equity

Comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”, includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under US GAAP are not included in net income.

	Year ended December 31,
	2002	2001	2000
	TEUR	(unaudited) TEUR	(unaudited) TEUR
Net income in accordance with US GAAP	54,934	48,694	29,481
Other comprehensive income
Unrealized holding gains/(losses) on securities	261	(711)	(1,531)
Comprehensive income	55,195	47,983	27,950

Statement of shareholders’ equity:

	Year ended December 31,
	2002	2001	2000
	TEUR	(unaudited) TEUR	(unaudited) TEUR
Stockholders’ equity according to US GAAP before accumulated other comprehensive income	289,651	258,835	253,446
Accumulated other comprehensive income:
Unrealized holding gains/(losses) on securities	0	(261)	450
Total stockholders’ equity according to US GAAP including comprehensive income	289,651	258,574	253,896

II. Notes to significant US GAAP adjustments

1. Fixed assets

The differences relate primarily to the following:

•                  In the US GAAP balance sheet as of January 1, 1994, fixed asset balances, other than financial assets, were adjusted to their fair market values, then reduced by the allocation of the difference between the net acquisition costs for the MIBRAG shares and the fair market value of MIBRAG’s net assets.

•                  The depreciation period of long term assets are based upon periods acceptable for German tax purposes, which differ from the useful lives for US accounting purposes.

•                  In 1999, an impairment loss was recognized for US GAAP purposes to reduce the assets of the briquette plant Mumsdorf to their fair values as of December 31, 1999. For German GAAP purposes the impairment loss was recognized in 2000.

•                  A write-up of previously impaired fixed assets of the briquette plant Deuben (made in 1999 for German GAAP purposes) is not allowed under US GAAP.

•                  Special accelerated depreciation for tax purposes is recorded in the German financial statements for 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

Upon disposal, the above differences also resulted in differing gains or losses on disposition.

Financial investment in MUEG

For German GAAP purposes, MIBRAG accounted for the investment in MUEG as of January 1, 1994 using the cost method. Under US GAAP the book value was increased to account for the equity earnings that were not distributed to MIBRAG as of that date.

2. Relocation accruals

The US GAAP results recognized liabilities and deferred costs of TEUR 45,357 to relocate three villages. The deferred costs are amortized in accordance with quantities of coal extracted. In accordance with German accounting principles, accruals for the relocation of villages can not be accrued earlier than 2 years prior to the relocation, and certain relocation costs must be expensed as incurred.

3. Investment in power plants

In 1995 and 1996, third party investors loaned TEUR 110,624 to a MIBRAG subsidiary, MIBRAG Industriekraftwerke GmbH & Co. KG (“MI”), which operates three lignite-fired power plants. The investment is structured such that the third party investors obtain accelerated tax depreciation while retaining a put option to sell their investments back to MIBRAG at predetermined prices at approximately TEUR 15,600. The third party investments were considered additions to equity as minority interests for German GAAP, while these arrangements are accounted for as a loan in accordance with US GAAP.

4. Interest capitalization

Interest is expensed in the German financial statements. Interest expense related to qualified assets, however, is capitalized and depreciated for US GAAP purposes. The effect in 2002, 2001 and 2000 reflects the depreciation of amounts previously capitalized.

5. Receivables/payables at non-market interest rates

Certain accounts receivable or loans payable are recorded in the German GAAP financial statements at their nominal values. As they carry non-market interest rates, these receivables and payables were adjusted to their market values for US GAAP purposes.

6. Overburden

Overburden in the German financial statements includes depreciation on fixed assets (equipment) which are used for the waste removal. Because of the purchase accounting adjustments, a different amount of depreciation is included in overburden in the US GAAP financial statements. Additionally, overburden as of January 1, 1994 was written down to fair value.

7. Environmental and mining provisions

Certain accrued mining reclamation provisions were reduced in 1998 based upon a new estimate of total costs to be incurred. For US GAAP purposes, this adjustment would be accounted for prospectively.

8. Accrued liabilities and pension obligations

Certain mining and other accruals, which were provided for at January 1, 1994 in accordance with US GAAP purchase accounting, were not recorded in the German financial statements.

The company grants post-retirement benefits to a few employees. For US GAAP purposes the valuation and carrying amounts of pension commitments and the expenses required to cover these commitments are based on the projected unit credit method according to SFAS 87, “Employers’ Accounting for Pensions”. The method used for the valuation of pension obligations under German GAAP differes in various respects from the one used under US GAAP.

9. Other

Certain costs and income in the German financial statements are capitalized or deferred for US GAAP purposes, respectively.

10. Unrealized holding gains and losses

For US GAAP purposes available-for-sale securities are accounted for according to the cost adjusted for fair value (mark-to-market) method, under which the carrying amount is adjusted at financial statement date for subsequent changes in fair value (i.e., they are carried at market value). Unrealized gains and losses for a period are excluded from earnings and reported as other comprehensive income. For German GAAP purposes these securities are accounted for at cost. If the market value is below cost an unrealized loss is recognized for German GAAP purposes.

11. Deferred taxes

The differences noted above result in temporary differences which, when combined with net operating loss carry-forwards, would result in a net deferred tax asset of TEUR 98,655 and TEUR 106,457 at December 31, 2002 and December 31, 2001, respectively. Because of available negative evidence, a 100 % valuation allowance would have been recorded at each year-end. Because no net deferred taxes were recorded for German or US GAAP purposes, no adjustment to net income or shareholders equity is listed in the following reconciliation.

12. New Accounting Pronouncements

SFAS No. 133, “Accounting for Derivative Instruments and Hedging activities” issued by the Financial Accounting Standards Board, (the “FASB”) as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133” and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” was effective for the Company as of January 1, 2001. This statement provides for that all derivative financial instruments to be reflected on the balance sheet at fair value. Changes in fair value must be recognized periodically in earnings or as a component of other comprehensive income, depending on the nature of the underlying item. Changes in the fair value of the derivative will be recognized currently in the statements of operations. As MIBRAG has not engaged in any transactions that would be considered derivative instruments or hedging activities, the adoption of this standard did not have an effect on MIBRAG’s net income and equity reconciled from German to US GAAP.

In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125.” This statement revises the standards for accounting for securitizations and other transfers of financial assets and collaterals and requires certain financial statement disclosures. SFAS No. 140 is effective for transactions occurring after March 31, 2001. The new disclosure requirements are effective for business years ending after December 15, 2000. Adoption of this standard did not have a material effect on MIBRAG’s net income and equity reconciled from German to US GAAP.

In June 2001, FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, which were required to be adopted by the Company effective January 1, 2002. SFAS No. 141 and No. 142 change the accounting for business combinations and goodwill in two significant ways:

SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method is prohibited.

SFAS No. 142 requires an impairment-only approach to accounting for goodwill. The amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The adoption of SFAS No. 141 and 142 did not have a material effect on the reconciliation to US GAAP in 2002.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is required to be adopted by the Company effective January 1, 2003. The Company has obligations that would fall within the scope of SFAS No. 143, and expects the adoption of SFAS No. 143 to have a material impact on the consolidated financial statements or future results of operations. Based on the preliminary calculation performed by the Company, the obligation as of January 1, 2003 is estimated to be approximately EUR 6 million higher than the current liability disclosed in the balance sheet as of December 31, 2002.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” - a replacement of Accounting Principles Board (“ABP”) Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions”, and SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Because SFAS No. 121 did not address the accounting for a segment of a business accounted for as a discontinued operation, two accounting models existed for long-lived assets to be disposed of. SFAS No. 144 establishes a single accounting model. SFAS No. 144 was required to be adopted for financial statements issued for fiscal years beginning after December 15, 2001. The Company determined that its current accounting policy for the impairment of long-lived assets is consistent with SFAS No. 144.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, a replacement of Emerging Issue Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002, with early adoption encouraged. As of December 31, 2002, the Company had not initiated any exit or disposal activities, which would have a material impact on the consolidated financial statements. There can be no assurance that future exit or disposal activities will not result in a material charge to earnings.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FASB Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002 the Company has not issued any guarantees requiring the recognition of a liability. There can be no assurance that in the future guarantees issued will not result in a liability to be recognized. Applicable disclosures required under FASB Interpretation No. 45 were made in note U.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, published to improve financial reporting by companies involved with variable interest entitites. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and  development or other activities on behalf of another company. The interpretation applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003. We have determined that it is not reasonably possible that we will be required to consolidate or disclose information about a variable interest entity upon the effective date of this interpretation.

NOTE D                                                  CONCENTRATION OF CREDIT RISK AND LONG-TERM COAL SALES AGREEMENT

MIBRAG mbH markets its coal principally to electric utilities in Germany. As of December 31, 2002 and 2001 accounts receivable from electric utilities totaled TEUR 22,745 and TEUR 13,582, respectively. Credit is extended based on an evaluation of the customer’s financial condition. Credit losses are provided for in the financial statements and consistently have been minimal.

MIBRAG mbH is committed under several long-term contracts to supply raw brown coal and whirl fine coal to the Schkopau power station and the Lippendorf power station. Under the terms of the Schkopau Agreement, MIBRAG mbH may deliver annually up to 5.8 million tons of coal. The agreement is in effect until 2010, with an option for the purchaser to extend the agreement for another 10 years. The price to be paid by the Schkopau power station is a fixed price adjusted by an annual escalation rate.

The Lippendorf Agreements provide for deliveries of up to 10 million tons of raw brown coal per year from 1999 through 2040 with an option for the customers to extend for an additional 3-year period. These Agreements were closed with Vereinigte Energiewerke AG (VEAG), Berlin, E.ON Kraftwerke GmbH, Hanover and EnBW Lippendorf Beteiligungsgesellschaft mbH, Stuttgart. The price to be paid by the Lippendorf power station is a base-price with escalation and adjustment based on quality of the coal delivered. The first bloc of the new Lippendorf power station went into full operation in October 1999 and the second bloc went into effect in May 2000.

A substantial portion of the Company’s coal reserves is dedicated to the production of coal for such agreements.

NOTE E                                                    BVS SETTLEMENT 2002

In the fourth quarter of 2002, MIBRAG mbH successfully negotiated amendments to the original agreement on transportation credit matters that had been entered into with the German government in 1993. The amendments will be effective as of January 1, 2002. As a result of those negotiations, a settlement agreement was concluded replacing annual payments to be received by MIBRAG mbH over 18.75 years from the German government with a one-time, up-front payment totaling TEUR 383,225, which was recorded as deferred income (special item for investment subsidies and incentives). MIBRAG mbH also capitalized TEUR 251,710 for coal transportation rights (intangible assets) and TEUR 140,478 for mining rights (land and mining property) acquired through the settlement agreement. Both the deferred revenue and the rights will be amortized straight-line over the term of the contract of 18.75 years.

NOTE F                                                    INTANGIBLE ASSETS

	December 31, 2002	December 31, 2001
	TEUR	TEUR
Concessions, trade marks, patents and licenses cost	268,161	14,175
Less: accumulated amortization	(20,452)	(6,146)
Net book value	247,709	8,029

The major increase in intangible assets in 2002 results from the BvS settlement described in detail in Note E.

NOTE G                                                  PROPERTY, PLANT AND EQUIPMENT

The major categories of fixed assets are the following:

	December 31, 2002	December 31, 2001
	TEUR	TEUR
Property, plant and equipment
cost - land and land rights	184,392	41,948
- buildings	137,142	139,937
- strip mines	45,772	45,772
- technical equipment and machinery	779,799	754,922
- factory and office equipment	107,707	106,507
- payments on account and assets under construction	6,056	9,422
Total cost	1,260,68	1,098,508
Less: accumulated depreciation	(760,556)	(725,182)
Net book value	500,312	373,326

The line item land and land rights refers to plots of land and buildings as well as mining properties. Land is principally accounted for at acquisition costs. If, after utilization in mining, the value of a piece of land is expected to be permanently impaired, it is written down to the lower value. The increase in 2002 results from the acquisition of mining property further described in Note E.

The line item strip mines includes the reconstruction cost incurred up to July 1, 1990 in respect of the mining pits of Profen and Schleenhain. Depreciation has been provided according to actual extraction of coal from the mine in relation to the total coal volume in the mine. The construction cost of strip mines include the cost for the removal of ground cover up to the coal banks as well as the removal of rock banks until the installation of production equipment and the commencement of raw brown coal production is possible.

Total depreciation charges are as follows: TEUR 67,704 (2002), TEUR 45,820 (2001) and TEUR 49,059 (2000), including normal depreciation and unplanned depreciation.

From 1994 to 1998 the Company recorded significant special depreciations (about EUR 243 million) in accordance with an investment program (Foerdergebietsgesetz).

In 2000 MIBRAG reopened the briquette plant in Deuben and closed the briquette plant in Mumsdorf. The fixed assets of the briquette plant in Deuben were written up at December 31, 1999 for German GAAP purposes to their continued carrying values as if the assets had not been impaired in 1996. The fixed assets of the briquette plant in Mumsdorf were fully written down for German and US GAAP purposes in 2000.

NOTE H                                                  PARTICIPATIONS (INCLUDING ASSOCIATED COMPANY)

MIBRAG’s investment in MUEG is accounted for using the equity method. MUEG was founded in 1990 and coordinates the waste disposal activities in the Central German brown coal area. The equity value as of December 31, 2002 is TEUR 5,834, and the cost basis is TEUR 6,376.

Investments in five other companies are accounted for at cost.

NOTE I                                                       LOAN RECEIVABLE FROM PARTICIPATIONS

In 1995, MIBRAG sold its district heating network assets to a company in which it holds a participation. The sales price is being repaid in equal installments of TEUR 375 over a period of 25 years. The interest rate is fixed at 5.4 percent beginning in 2000.

The fair market value of the loan approximates the book value, which amounted to TEUR 6,374 and TEUR 6,749 at December 31, 2002 and 2001, respectively.

NOTE J                                                    OTHER LOAN RECEIVABLES

The other loans were granted to the third party investors in a subsidiary of MIBRAG mbH. These loans were financed by a borrowing from KfW (Kreditanstalt fuer Wiederaufbau). KfW granted MIBRAG mbH a loan of TEUR 52,663 due on December 30, 2005 at fixed interest rates between 6.26 % and 6.82%. The balance of the loan as of December 31, 2002 amounted to TEUR 22,548 which approximates the fair value as of this date. The loans to the third party investors of the subsidiary of MIBRAG mbH were granted at the same conditions as those applicable to the loan between MIBRAG mbH and KfW.

NOTE K                                                  OVERBURDEN

The reconciliation of the overburden costs is as follows:

	December 31, 2002		December 31, 2001
	Tonnage metric tons	Value TEUR	Tonnage metric tons	Value TEUR
Profen	17.6	69,076	18.5	73,788
Schleenhain	22.9	76.231	22.7	78,044
	40.5	145,307	41.2	151,832

The basis for the determination of the overburden is the total quantity of partially exposed raw brown coal.

NOTE L                                                   TRADE RECEIVABLES

Trade receivables were disclosed in the balance sheet, net of allowances, as follows:

	December 31, 2002 TEUR	December 31, 2001 TEUR
Trade receivables	32,312	43,969
Less allowances	(1,152)	(778)
	31,160	43,191

NOTE M                                                OTHER INVESTMENTS

At December 31, 2002 other investments totaled TEUR 72,286. The balance consists of investment funds of MI (TEUR 45,490), which were specially set up to reinvest the additional liquidity resulting from the entry of new investors into a subsidiary of MIBRAG and to short-term investments (TEUR 26,796).

Interest on other investments of TEUR 2,386, TEUR 2,828 and TEUR 3,367 were disclosed in interest income in 2002, 2001 and 2000, respectively.

NOTE N                                                  ACCRUALS FOR PENSIONS AND SIMILAR OBLIGATIONS

The provision relates primarily to briquette benefit claims of active and retired employees on the basis of the collective bargaining agreement of November 9, 1993 in respect to briquette benefit claims. Individuals entitled must be employees of the Company at the date of retirement. The right does not vest and lapses with early termination of the working relationship or upon receipt of social plan benefits.

The calculation is based on an actuarial valuation, which takes into account the right to the redemption value of DM 185.00 (EUR 94.60) per metric ton of briquettes as specified in the collective bargaining agreement, the employees entitled to benefits as of December 31, 2002, and official demographic tables.

In addition, pension obligations for early retirement benefits were accrued. These amounts have also been calculated on the basis of actuarial valuations.

NOTE O                Taxation Accruals

MIBRAG accrued TEUR 491 (2001: TEUR 749) for property taxes.

MIBRAG did not provide for income taxes under German GAAP in spite of a positive result for the year 2002 because of tax losses brought forward from prior years. Deferred tax assets and liabilities have not been recorded because there are no significant differences between the German GAAP financial statement and the tax bases of the assets and liabilities.

The German income tax rate applicable to MIBRAG (corporate income tax, solidarity surcharge, trade tax) is 37.22 % in 2002 (2001: 37.22%, 2000: 50.17%) on undistributed income. The Company has an effective tax rate of 0 % because the Company has no taxable income and the recording of a deferred tax benefit for net loss carry-forwards is prohibited under German GAAP.

The income taxes paid in 2002 amounting to TEUR 14 (2001: TEUR 6, 2000: TEUR 42) relate to a subsidiary of MIBRAG.

At December 31, 2002 the Company had approximately TEUR 276,738 net operating loss carry-forwards, which do not expire and may be applied against future taxable income. The tax audit is currently taking place for the fiscal years 1994 through 1997.

NOTE P                                                   ENVIRONMENTAL AND MINING PROVISIONS

The following is a summary of environmental and mining provisions:

	December 31, 2002 TEUR	December 31, 2001 TEUR
1) Mining reclamation provisions	151,767	143,950
2) Provision for environmental measures	5,100	5,100
3) Landscaping	5,131	6,248
4) Planting	1,193	3,476
5) Relocation of villages	20,478	20,295
	183,669	179,069

1) Mining reclamation provisions

MIBRAG is responsible for reclaiming the mines Profen and Schleenhain. The mining field reclaimation of the Profen and Schleenhain mines after the ceasing of production is planned for 2029 to 2046 and 2041 to 2073, respectively. A legally binding closure plan laying down the principles for action plans in accordance with the Federal Mining Law (Bundesberggesetz) is normally approved by the relevant mining authorities two years in advance to the commencement of production. The liability to reclaim the area exists from the start of mining activities. In each year of coal extraction the reclaimation costs are accrued ratably using the relation of the coal mined to the total coal mine volume.

The calculation of the total cost for reclaiming mining fields has been made on the basis of a third party opinion and estimations on the basis of current prices. These costs consist mainly of costs for reconstruction, bank reinforcement, dewatering and watering.

In 2002, a new opinion was published indicating increased total redevelopment expenses. Therefore an additional amount of TEUR 2,733 was accrued as of January 1, 2002.

2) Provision for Environmental Measures

The provision for the environmental measures is determined in respect to disposal sites and old locations of MIBRAG mbH in refinement and mining areas on which waste deposits can be found. The accrued amount is derived from article 19.3 of the purchase and sales agreement. Qualifying costs that exceed the provision are to be reimbursed by the Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (BvS).

3) Landscaping

This provision includes costs for reclaiming disposal areas and leveling the area outside the embankments. These costs relate solely to continuous landscaping, while costs for closing down landscaping are included in certain mining provisions.

4) Planting

Provision is made for costs in connection with temporary planting as of December 31, 2002 and December 31, 2001. In 2002 a new calculation model was introduced, restating the costs of the separate activities at a lower level.

5) Relocation of villages

The provision for the relocation of villages is in respect to the relocation of municipalities, which is necessary for the expansion of the Profen and Schleenhain mines. The calculation of the provision is based on a method that takes into account the cost for project planning, infrastructural development, cemetery relocation, demolition and landmark preservation. The provision is accrued in equal annual amounts, commencing two years before the relocation starts and ending in the middle of the relocation year.

NOTE Q                                                 OTHER ACCRUALS

Accrued liabilities are as follows:

	December 31, 2002 TEUR	December 31, 2001 TEUR
1) Severance payments	8,706	7,280
2) Personnel expenses
- Employment anniversaries	1,363	1,187
- Vacation and other compensated absences	570	488
- Other	691	515
	2,624	2,190
3) Remaining accruals	7,135	6,071
	18,465	15,541

1) Severance payments

Bases for the provisions are signed social plan framework agreements in which the measures for the personnel adjustments are defined. The employees are entitled to a one-time severance payment if the company initiates termination or in case of retrenchments. The severance payments are limited to TEUR 26 per person. Employees participating in early retirement programs are entitled to additional compensation, mainly for the reduction in statutory pension payments due to early retirement.

2) Personnel expenses

MIBRAG mbH grants awards in recognition of long service in the Company, based on the collective bargaining agreement dated January 1, 1992 and the Company agreement dated October 1, 1995. The employees are entitled to financial awards, which increase in proportion to their employment periods. The valuations of the benefits were based on actuarial valuations.

The liability for vacation and other compensated absences arises from the days and shifts outstanding at balance sheet dates, which have been determined for each employee.

The accrual for profit sharing is calculated based on the actual net income of the MIBRAG

Group excluding extraordinary items and based on the achievement of goals in working safety.

3) Remaining provisions

Composition:

	December 31, 2002	December 31, 2001
	TEUR	TEUR
Outstanding invoices	3,192	2,552
Mine damages	1,790	1,790
Water usage fees	543	680
Professional service and litigation	870	719
Others	740	330
	7,135	6,071

NOTE R                                                  LONG-TERM DEBTS

Long-term debt consists of the following:

	December 31, 2002	December 31, 2001
	TEUR	TEUR
a) Loan to finance the power stations
- build up the power station of Waehlitz	53,390	56,950
- modernization of the power stations in Deuben and Mumsdorf	37,757	42,476
- finance the additional paid-in capital by the investors of MI	22,548	27,149
b) Loan to finance the Schleenhain mine investments	63,048	67,281
c) Loan for home construction	2,342	2,580
d) Deferred interest	539	624
	179,624	197,060

a) Loan to finance the power stations

These liabilities refer to three loans from the Kreditanstalt fuer Wiederaufbau, Frankfurt/Main.

The first loan was granted December 9, 1992 for the construction of a raw brown coal powered industrial power station in Waehlitz of TEUR 71,187. The interest rate has been fixed at 7 % per annum until December 9, 2002. Until December 9, 2012 the interest rate is fixed at 5 % per annum. The loan period is 25 years. The repayments are due in 40 equal amounts commencing from June 30, 1998.

On April 3, 1995 two additional loan agreements were closed with Kreditanstalt fuer Wiederaufbau (KfW). One of these contracts was closed for partially financing the modernization and reshaping of both industrial power plants in Deuben and Mumsdorf (TEUR 61,355). The redemption period is 13 years starting on December 31, 1998. Interest has to be paid between 6.04 % and 6.80 % for the respective tranches. These rates are fixed until January 2006 for loans of TEUR 22,025, and 2007 for the remaining portion of the loans.

The other loan at the amount of TEUR 52,663 was granted to partially finance the limited partner capital contribution of investors. The redemption period is 13 years. In 1996, the loan proceeds were received by MIBRAG (TEUR 52,663). In 2002, MIBRAG made principal payments of TEUR 4,602. The interest rates are fixed at between 6.26 % and 6.82 % until 2005 at which time the rates will be adjusted to market rates.

Interest expense for the three loans amounted to TEUR 8,449, TEUR 9,798 and TEUR 10,627 in 2002, 2001, and 2000, respectively.

b) Loan to finance the Schleenhain mine investments

In 1997 and 1998, loan contracts were entered into with four banks to finance the capital expenditures at the Schleenhain mine, especially the construction of the blending yard and environmental measures for the conveyor belts. In 1998 TEUR 61,355 and in 1999 TEUR 10,226 were borrowed at interest rates between 3.5 % and 5.4 % per annum, which are fixed until 2008 and 2009, respectively.

c) Loan for home construction

The loans for home construction were granted by the Deutsche Bank AG and the Nord LB for relocation-related home construction purposes in Hohenmoelsen.

For the loan granted by Deutsche Bank AG amounting to TEUR 1,333, an interest rate of 5.6 % was set for a period ending 2007. For the two loans granted by Nord LB at the amounts of TEUR 624 and TEUR 861 there are no interest payments due until 2007 and 2010, respectively. Thereafter, the rate is fixed at 8 % per annum.

NOTE S                                                   OTHER LIABILITIES

The other liabilities refer to:

	December 31, 2002	December 31, 2001
	TEUR	TEUR
Wages and salaries	3,055	2,890
Social security contributions	2,203	2,124
Tax lease	1,856	2,165
Tax authorities	1,461	2,432
Usage reimbursement for the mining rights	576	17,807
Others	994	1,348
	10,145	28,766

As mentioned under Note E the usage reimbursement for the mining rights was significantly reduced in the settlement agreement with BvS dated January 1, 2002.

NOTE T                                                   MATURITY PERIODS OF LIABILITIES

The maturity periods of liabilities (in TEUR) are as follows:

	Liabilities to banks *)	Trade payables	Payables to participations	Other liabilities	Total

Balance as of December 31, 2001	197,060	20,864	2,695	28,766	249,385
thereof: maturity period
- up to 1 year	17,976	20,496	2,695	26,790	67,957
- 1-5 years	83,406	368	0	1,559	85,333
- more than 5 years	95,678	0	0	417	96,095

Balance as of December 31, 2002	179,624	63,094	2,268	10,145	255,131
thereof: maturity period
- up to 1 year	18,029	62,481	2,268	8,480	91,258
- 1-5 years	87,804	613	0	1,559	89,976
- more than 5 years	73,791	0	0	106	73,897

*) Liabilities to banks are fully collateralized by mortgages

Annual maturities of liabilities to banks are as follows:

Year of maturity	Amount in TEUR
2003		18,029
2004	21,955
2005	21,853
2006	22,110
2007	21,886
		87,804
Thereafter		73,791
Total		179,624

The estimated fair value of the Company’s liabilities to banks approximates the carrying value.

NOTE U                                                   COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. At December 31, 2002, the Company was not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or results of operations.

	December 31, 2002 TEUR	December 31, 2001 TEUR
Guarantees for indebtedness of others	16,931	16,931
Other contractual obligations	39,900	22,600

The other contractual obligations refer to long-term investment projects in the mines Profen and Schleenhain.

MIBRAG leases office equipment, railway-carriages and vehicles as well as vending machines, expiring at various dates. Rental and lease expenses amounted to TEUR 1,200, TEUR 999 and TEUR 780 in the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE V                                                  SEGMENT INFORMATION

MIBRAG operates as one segment. Sales were exclusively achieved in Germany, and all long-lived assets are located in Germany. Sales were almost completely limited to the new German Federal States, mainly to Saxony-Anhalt, Thuringia, and Saxony.

Net sales by product and service:

	2002 TEUR	2001 TEUR	2000 TEUR
Raw brown coal and coal products	222,423	224,180	192,296
Electrical power, heating and steam	33,167	32,141	33,140
Other products and services	5,163	3,473	2,678
Further charging of transport services, ash disposal and others	37,303	46,598	44,107
	298,056	306,392	272,221

Several major customers account for 10 % or more of MIBRAG’s revenues. As a percentage of total sales such customers accounted for 33%, 28 % and 15 % in 2002, 34%, 27 % and  16 % in 2001, and 22%, 26 % and 14 % in 2000.

NOTE W                                              RELATED PARTY TRANSACTIONS

Agreements for consulting and management services were closed in respect to the mining operations and the refinement facilities between MIBRAG and two subsidiaries of the common parent companies NRG, Washington Group and PowerGen. These contracts determine certain consulting services to be provided by the two subsidiaries Morrison Knudsen Deutschland GmbH (MKD) and Saale Energie Service GmbH (SES) to MIBRAG or its subsidiaries. MIBRAG is obliged to determine and pay the cost-related remuneration for these services. Expenditures for MIBRAG amount to TEUR 8,755, TEUR 8,303 and TEUR 7,669 for 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, MIBRAG still had liabilities amounting to TEUR 846 and TEUR 1,477, respectively towards MKD and SES for the provision of theses services.

Part of the lignite deliveries from 1998 to 2000 to the Schkopau power plant were sales to Saale Energie GmbH (SEG), which is a subsidiary of the common parent companies of MIBRAG - NRG Energy Inc. SEG is operating two blocs of the Schkopau power station with 400 mega watts. Sales to SEG amount to TEUR 30,223, TEUR 24,792, and TEUR 17,291 in 2002, 2001 and 2000, respectively. The conditions of delivery are the same as to the other (third party) operator of the Schkopau power plant. As of December 31, 2002 and 2001, MIBRAG disclosed receivables of TEUR 3,213 and TEUR 2,729, respectively from SEG.